August 11, 2005





Mr. Amit Pande
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Dear Mr. Pande:

     We have amended our filing on Form 8-K and filed it with the SEC as of August 11, 2005. Below, please find our responses to your inquiries contained in your comment letter dated August 3, 2005. For simplicity, the numbers associated with our responses correspond to your numbered comments.

     1. See the added disclosure in amendment no. 1.

     2. See the added disclosure in amendment no. 1.

     3. The events which gave rise to the accounting errors took place during the Company's 2004 fiscal third quarter and so were reflected in the financial statements for the quarter. The accounting errors were caught and corrected prior to the filing and publication of the Company's 2004 audited annual financial statements. Therefore, the audited financial statements for the 2004 fiscal year end reflect the correct accounting treatment for these matters.

     4. See the added disclosure in amendment no. 1. Please further note that the initial improperly recorded gain was a non-cash, non-operating gain, and was reflected as such in our original 2004 fiscal third quarter Form 10-Q.

     5. We believe the Company's controls and procedures are adequate, so do our auditors. It was in the process of following our controls and procedures, and communicating regularly with our auditor, that the Company identified these accounting errors.

Amit Pande
August 11, 2005
Page 2



         Statement
         ---------

         The Company acknowledges that:

         o it is responsible for the adequacy and accuracy of its disclosure in the filing;
         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
         o it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ WILLIAM G. KNUFF, III

William G. Knuff, III
Chief Financial Officer


cc:      Mr. John Spitz